Hawaiian Electric Exhibit 21.2

Hawaiian Electric Company, Inc.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of the registrant as of March 1, 2018. The state/place of incorporation or organization is noted in parentheses.
Maui Electric Company, Limited (Hawaii)
Hawaii Electric Light Company, Inc. (Hawaii)
Renewable Hawaii, Inc. (Hawaii)
Uluwehiokama Biofuels Corp. (Hawaii)
HECO Capital Trust III (a statutory trust) (Delaware) (unconsolidated)